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                                    Exhibit 12

                         Statement Re: Computation Ratios

ROA - Return on Average Assets: Return on Average Assets is defined as net income divided by average total assets.

ROE - Return on Average Equity: Return on Average Equity is defined as net income divided by average total equity.

Dividend Payout Ratio: The Dividend Payout Ratio is defined as declared annual cash dividends per share divided by net income per share.